UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 01 March 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr M Preece, a director of a Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd, purchased Gold Fields Limited shares on the open market in accordance with the introduction of the Company's Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package

Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR.

Details of the transactions are set out below:

	M Preece
Nature of transaction	On market purchase of shares
Transaction Date	27 February 2018
Number of Shares	22,500
Class of Security	Ordinary Shares
Market Price per Share Low High Weight average	R45.68 R46.16 R45.94
Total Value	R1,033,757.09
Vesting Period	Nil
Nature of interest	Direct and Beneficial

	M Preece
Nature of transaction	On market purchase of shares
Transaction Date	28 February 2018
Number of Shares	10,000
Class of Security	Ordinary Shares
Market Price per Share Low High Weight average	R46.50 R46.60 R46.54

Total Value	R465,428.14
Vesting Period	Nil
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

01 March 2018
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 01 March 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer